September 13,
2019

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

       Re: Know Labs, Inc.
           Registration Statement on Form S-1
           Response dated August 23, 2019
           File No. 333-231829

Dear Mr. Erickson:

       We have reviewed your August 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response Dated August 23, 2019

General

1. We note your response to prior comment 1; however, the information in the "Proposed
       Maximum Offering Price Per Unit" column of your proposed revision to your fee table continues to appear as if you are calculating the fee for registration of the exercise of the warrants and the conversion of the preferred stock, rather than the resale of common stock. Please revise to reflect the transaction being registered.
2. Please include in an appropriate section of your prospectus the disclosure sought by the second sentence of prior comment 3.
3. We note your response to prior comment 8. Please include in your prospectus all information required by Regulation S-K Item 507 regarding relationships with selling
 Ronald P. Erickson
Know Labs, Inc.
September 13, 2019
Page 2
      shareholders. Identify clearly which selling shareholder was involved in each relevant transaction, and the amount of the selling shareholder's involvement.
4. Please provide disclosure responsive to prior comment 9 in your prospectus.
        You may contact David Burton at 202-551-3626 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameRonald P. Erickson
                                                           Division of
Corporation Finance
Comapany NameKnow Labs, Inc.
                                                           Office of
Electronics and Machinery
September 13, 2019 Page 2
cc:       Jessica M. Lockett, Esq.
FirstName LastName